March 13, 2017

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	II-VI Incorporated
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed August 26, 2016
Form 8-K Filed January 24, 2017
File No. 000-16195

Dear Mr. Cascio:

In response to the March 1, 2017 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our response dated February 17, 2017 to the Commission’s comment letter February 6, 2017 for which the Commission has the following additional comment. II-VI Incorporated (“we” “our” or the “Company”) respectfully submits its response. The Staff’s comment is in bold and our response is in regular type.

Form 8-K Filed January 24, 2017

Exhibit 99-1

Please refer to comment 4. We note that you concluded that the new IR&D investments do not represent normal recurring cash operating expenses necessary to operate the company’s business this year due to the deep and compressed IR&D investment in a single year in a scalable high-volume manufacturing platform for optoelectronic materials and devices. However, throughout your filings, you disclose that your business is developing and manufacturing engineered materials, optoelectronic components and products, and that identifying new technologies, products and markets to meet evolving customer requirements is a key business strategy. As such, expenses on a new technology such as the IR&D investments to develop and realize a new Optoelectronic Device Platform appears to be an integral part of your core business operations even if you do not currently generate revenue from this investment. The non-GAAP measures excluding IR&D investment costs for your new Optoelectronic Device Platform appear to exclude normal, recurring, cash operating expenses necessary to operate your business since a major part of your business is the development of both current and new products. Please refer to the guidance provided in questions 100.01 and 100.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which are available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, and revise your non-GAAP measures in future filings to remove the adjustments excluding the new

IR&D technology platform investment. Instead, consider disclosing to investors the portion of your research and development expense that is related to this specific project.

Response:

We respectfully acknowledge the Staff’s comment. In accordance with the Staff’s comment we will revise our non-GAAP measures in future filings to remove the adjustments excluding the new IR&D technology platform investment and will consider, instead, disclosing to investors the portion of our research and development expense that is related to this specific project in a narrative format.

Should you require additional information or have follow-up questions regarding these responses, please contact me at (724) 352-5281.

Sincerely,

/s/ Mary Jane Raymond

Mary Jane Raymond

Chief Financial Officer and Treasurer

cc:	Vincent D. Mattera, Jr., II-VI Incorporated President and Chief Executive Officer
Joseph J. Corasanti, II-VI Incorporated Audit Committee Chair
D. Mark McMillan, K&L Gates LLP
Kevin E. Pickels, EY LLP